SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12B-25
                   NOTIFICATION OF LATE FILING

                         SEC FILE NUMBER
                             0-22494

                          CUSIP NUMBER
                           03070Q 10 1
(Check one)

/X/  Form 10-K and Form 10-KSB     /  /  Form 11-K
/ /  Form 20-F  /  / Form 10-Q and Form 10-QSB   /  / Form N-SAR

     For the period ended December 31, 1996

/  /  Transition Report on Form 10-K and Form 10-KSB
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q and 10-QSB
/  /  Transition Report on Form N-SAR

     For the transition period ended ____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________________

                             PART I
                     REGISTRANT INFORMATION

Full Name of Registrant:  Ameristar Casinos, Inc.

Former Name, if Applicable:
____________________________________________________

Address of Principal Executive Office (street and number):
3773 Howard Hughes Parkway, Suite 490 South

City, State and Zip Code:  Las Vegas, Nevada  89109


                             PART II
                     RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     /X/  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

      /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      /   /   (c)   The  accountant's statement or other  exhibit
required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     Various unanticipated events beyond the control of the Registrant, as described below, occurred during the last half of March 1997 that substantively affect disclosures throughout the Registrant's annual report on Form 10-K for the year ended December 31, 1996. Due to the recent occurrence of these events, the resulting uncertainties concerning the short-term consequences of these events and uncertainties concerning the longer-term potential consequences of these events, the Registrant is unable to complete its report on Form 10-K within the prescribed time period.

     In October 1996, through the merger of Gem Gaming, Inc. ("Gem") into a wholly owned subsidiary of the Registrant, the Registrant acquired The Reserve casino-hotel under construction in Henderson, Nevada ("The Reserve"). Under the terms of the Gem merger agreement, the Gem stockholders were to receive the net proceeds, less certain agreed-upon reductions, of an underwritten public offering of 7.5 million shares of the Registrant's common stock to be completed by June 1, 1997. The Gem merger agreement provides that if such offering is not completed by June 1, 1997, the Gem stockholders would receive three-year 8% promissory notes in a principal amount equal to 7.5 million
     multiplied                                           by
     the average closing price of the Registrant's common stock during the last 10 trading days of May 1997, less the agreed-upon reductions.

     On March 26, 1997, the Registrant commenced an arbitration proceeding against the Gem stockholders in which the Registrant has alleged, among other things, that the Gem stockholders have effectively prevented the Registrant from completing the contemplated offering. Prior to the occurrence of alleged wrongful acts of the Gem stockholders and the commencement of the arbitration proceeding, the Registrant intended to proceed with the offering.

     In addition, in order to complete the construction of The Reserve and meet certain other capital expenditure and working capital requirements, the Registrant has negotiated for several months with its bank lenders for the replacement of its existing $94.5 million credit facility with a $175 million credit facility. The Registrant anticipated that the new bank credit facility would be completed and entered into during the week of March 24, 1997. Due to uncertainties concerning the form and amount of merger consideration payable to the Gem stockholders, the Registrant's bank lenders advised the Registrant in late March 1997 that such lenders could not proceed with the closing of the new credit facility.

     The Registrant is assessing the impact of the inability to complete the anticipated bank financing and the dispute with the Gem stockholders upon its business, liquidity, capital resources and development and expansion plans (including the construction of The Reserve). Due to the recent occurrence of the events described above, this assessment could not be completed within a time-frame that would permit the Registrant to file its report on Form 10-K within the prescribed time period.

     The Registrant has made public disclosure of the above-described events notwithstanding its inability to file its report on Form 10-K within the prescribed time period. Such disclosures have been made through a press release dated March 26, 1997, issued at about the same time as the commencement of the arbitration proceeding against the Gem stockholders, and a Current Report on Form 8-K filed with the Securities and Exchange Commission on or about March 28, 1997.

                             PART IV
                        OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification: Thomas M. Steinbauer, Senior Vice
President and Chief Financial Officer, (702) 567-7000.

       (2)   Have  all  other  periodic  reports  required  under
Section  13  or 15(d) of the Securities Exchange Act of  1934  or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            /X/  Yes     /  /  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            /X/  Yes     /  /  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the financial statements to be included in the Registrant's report on Form 10-K will reflect that total revenues increased from approximately $124 million in the fiscal year ended December 31, 1995 to approximately $188 million in the fiscal year ended December 31, 1996, that income from operations decreased from approximately $18.1 million in the fiscal year ended December 31, 1995 to approximately $17.3 million in the fiscal year ended December 31, 1996, and that net income decreased from approximately $8.4 million in the fiscal year ended December 31, 1995 to approximately $5.9 million in the fiscal year ended December 31, 1996. The primary reason for these changes is the opening since January 1996 of various casino, hotel, restaurant and entertainment facilities at the Registrant's Ameristar Council Bluffs project. In addition to other changes, these results reflect approximately $7.4 million of preopening expenses related to Ameristar Council Bluffs in fiscal 1996. The above-described changes in results of operations have been previously disclosed in the Registrant's quarterly reports on Form 10-Q and in a press release dated February 19, 1997.


                     AMERISTAR CASINOS, INC.
        (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 28, 1997      By:  /s/ THOMAS M. STEINBAUER
                              Thomas M. Steinbauer
                              Senior Vice President and
                              Chief Financial Officer